AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

06014200

May 29, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 07 2006
WASH, D.C.
152

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

Deborah S. Stein
Vice President Controller

enclosures

dw 6/7

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	04/01/2006 - 04/30/2006

Summary

Issued & Outstanding Opening Balance :	52,894,509	As at :	04/01/2006

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1	2,150
DRIP Plan #1 - Trust Units	132,628
DRIP Plan #2 - Exchangeable LP Units	7,777
Other Issuances and Cancellations	1,202
Issued & Outstanding Closing Balance :	53,038,266

Employee Trust Unit Option Plan #1

Stock Options Outstanding Opening Balance:	**357,700**	As at :	04/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/06/2006	N		1,500		
Filer's comment					
$15.14 Options exercised expiring Jan 20, 2014					
04/17/2006	N	15,000			
Filer's comment					
15,000 options granted at $29.10 expiring April 17, 2016					
04/21/2006	N		150		
Filer's comment					
150 options exercised at $23.80 expiring Apr 21, 2015					
04/26/2006	N		500		
Filer's comment					
500 options exercised at $23.80 expiring Apr 21, 2015					
Totals		15,000	2,150	0	0

Stock Options Outstanding Closing Balance:	**370,550**	As at :	04/30/2006

DRIP Plan #1 - Trust Units

Opening Reserve	**1,148,097**	As at :	04/01/2006

Effective Date	Securities Listed	Securities Issued
04/17/2006		132,628
Totals	0	132,628

Closing Reserve:	**1,015,469**	As at :	04/30/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		843,729	As at :	04/01/2006

Effective Date	Securities Listed	Securities Issued
04/17/2006		7,777
Totals	0	7,777

Closing Reserve:		835,952	As at :	04/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/12/2006	Conversion (General)	357

Filer's comment

AltaGas Holding Limited Partnership No. 1 Exchangeable Units converted to AIT Trust Units

04/19/2006	Conversion (General)	500

Filer's comment

AltaGas Holding Limited Partnership No. 1 Exchangeable Units converted to AIT Trust Units

04/24/2006	Conversion (General)	345

Filer's comment

AltaGas Holding Limited Partnership No. 1 exchangeable units converted to AIT Trust Units

Totals		1,202

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	05/02/2006 08:12:09

SEC File # 82-34911

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN

Civil Title:	Mr.	
First Name:	James	
Middle Name:	B	
Surname:	Bracken	
Date of Birth (MM/DD/YYYY):	06/16/1957	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Change in Position	Senior Vice President Energy Services and Power	04/27/2006

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	05/02/2006 08:26:29

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN

Civil Title:	Mr.	
First Name:	Massimiliano	
Middle Name:		
Surname:	Fantuz	
Date of Birth (MM/DD/YYYY):	10/19/1954	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Change in Position	Divisional Vice President Energy Services	04/27/2006

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	05/02/2006 08:28:25

SEC File # 82-34911

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN

Civil Title:	Ms.		
First Name:	Patricia		
Middle Name:	M		
Surname:	Newson		
Date of Birth (MM/DD/YYYY):	09/07/1956		
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
Change in Position	Senior Vice President	05/01/2006

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	05/02/2006 08:31:34

SEC File # 82-34911

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN

Civil Title:	Mr.		
First Name:	Richard		
Middle Name:	M		
Surname:	Alexander		
Date of Birth (MM/DD/YYYY):	09/01/1955		
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
New	Senior Vice President Finance and Chief Financial Officer	05/01/2006

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	05/02/2006 08:33:27

SEC File # 82-34911

AltaGas

NEWS RELEASE

Aeolis Wind

ALTAGAS INCOME TRUST AND AEOLIS WIND POWER TO JOINTLY DEVELOP ANOTHER WIND POWER PROJECT IN B.C.

Calgary, Alberta (May 12, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Aeolis Wind Power Corporation (Aeolis) today announced that they have signed a Memorandum of Agreement (MOA) to jointly pursue the development of a further 300 MW of wind power in British Columbia.

In addition, AltaGas signed a financial commitment letter with Bear Mountain Wind Limited Partnership (BMWLP) to fund a portion of the proposed Bear Mountain Wind Power Project in northeast British Columbia, near Dawson Creek. AltaGas will own approximately 68 percent of the proposed 120 MW project, which is expected to be project financed, with terms yet to be finalized.

Both the MOA and the financial commitment letter are subject to a number of conditions precedent.

David Cornhill, Chairman, President and CEO of AltaGas said, "This is a significant step in our strategy to pursue the development and operation of wind power assets. These projects will potentially provide long term sustainable cash flows." He added, "We continue to focus on wind power in British Columbia, where BC Hydro has committed that 50 percent of new power supply for the province over the next 10 years will be obtained from clean energy sources. AltaGas is excited to be further building our relationship with Aeolis and to be developing these projects jointly."

The MOA entitles AltaGas to directly participate in the next 300 MW of Aeolis wind power generation projects in B.C. Primary focus will be on a project in the Peace River region, where Aeolis holds over 20 Investigative Use Permits and is actively working with local and aboriginal communities. The project is expected to be bid into the next call for tenders issued by BC Hydro, anticipated to be in the spring of 2007. Aeolis and AltaGas will work together to bring this opportunity to fruition through a limited partnership in which they will be 50-50 development partners.

"Aeolis is pleased to continue to partner with AltaGas," said Juergen Puetter, President of Aeolis. "Our wind power expertise combined with AltaGas' strong track record makes for an exciting combination."

AltaGas announced its initial investment in renewable generation in January, with the development equity investment in BMWLP's proposed Bear Mountain wind power project. The BMWLP submitted its bid into the BC Hydro Fiscal 2006 Open Call for Power on April 7, and BC Hydro has stated its intention to award the projects in August 2006.

Aeolis is a private, B.C.-based wind energy development company focused on establishing large-scale wind power generation facilities in western Canada. As a partner in BMWLP with AltaGas and locally-based Peace Energy Cooperative, Aeolis developed the Bear Mountain Wind Park bid for the BC Hydro Fiscal 2006 Open Call for Power. The 120 MW project has four years of wind data, a contracted source for wind turbines with Enercon, and an excellent accessible wind resource. Aeolis brings expert Canadian and international

expertise to its wind development and business practices. For more information, please see www.aeoliswind.com.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

ALTAGAS REPORTS RECORD FIRST QUARTER EARNINGS

CALGARY, May 10, 2006 (TSX: ALA.UN) AltaGas Income Trust (AltaGas or the Trust) today announced first quarter net income of $28.6 million ($0.52 per unit), up from $27.6 million ($0.52 per unit) in the same quarter of 2005. Excluding the first quarter 2005 gain of $7.9 million from the sale of units of Taylor NGL Limited Partnership (Taylor), net income increased 45 percent in the quarter. The weighted average number of units outstanding was up 1.4 million units from the first quarter of 2005, to 54.8 million units.

AltaGas Income Trust also declared a distribution of $0.165 per trust unit and exchangeable unit payable on June 15, 2006 to holders of record on May 25, 2006. AltaGas' total distributions declared in the first quarter of 2006 were $0.485 per unit.

"We are very pleased to deliver another record quarter as we benefited significantly from strong Alberta power prices. The impact of the spin-out of the Natural Gas Distribution segment in late 2005, which historically delivered its best results in the first quarter, was more than offset by higher earnings and cash flows from our ongoing businesses," said David Cornhill, Chairman, President and CEO of the Trust. He added, "We expect 2006 to be another year of solid results for the Trust."

Results in the first quarter of 2006 were stronger than in 2005 due to higher power prices received and lower transmission costs in the Power Generation segment, lower interest expense as a result of lower debt balances and interest rates, as well as the contribution from expansions and acquisitions in the Field Gathering and Processing segment and higher natural gas liquids fractionation spreads. Results in first quarter 2005 included an after-tax gain of $7.9 million on the sale of Taylor units, the Natural Gas Distribution (NGD) segment that was spun-out in fourth quarter 2005 and lower taxes.

FINANCIAL HIGHLIGHTS(1)

- Funds generated from operations were $41.6 million ($0.76 per unit) for first quarter 2006, compared to $31.1 million ($0.58 per unit) for the same period in 2005. In 2005, funds generated from operations included the NGD business funds from operations, but not the proceeds of the Taylor disposition.

- Earnings before interest, taxes, depreciation and amortization were $46.1 million this quarter, compared to $46.3 million in the same quarter in 2005. EBITDA in 2005 included $16.4 million related to the Taylor gain and NGD business.

- Total debt was $281.7 million, compared to $269.0 million at December 31, 2005, and $344.8 million at March 31, 2005. The Trust's debt-to-total capitalization ratio was 36.5 percent, versus 36.0 percent at the end of 2005 and 41.1 percent at March 31, 2005.

(1) *Includes non-GAAP financial measures. Please see discussion in Non-GAAP Financial Measures section of the Trust's first quarter Management's Discussion and Analysis.*

IN THE FIRST QUARTER, ALTAGAS:

- Announced it had entered into an agreement with Aeolis Wind Power Corporation to form a limited partnership to develop a wind power project at Bear Mountain in northeast British Columbia, near Dawson Creek. In April, the limited partnership bid in the British Columbia Hydro and Power Authority (BC Hydro) Fiscal 2006 Open Call for Power. The BC Hydro response is expected in August.

- Increased its monthly cash distribution to $0.165 per unit ($1.98 per unit annualized) from $0.16 per unit ($1.92 per unit annualized) effective on the April 17, 2006 payment date. This was AltaGas' second distribution increase since converting to a trust in May 2004.

- Announced that Patricia M. Newson was stepping down as Chief Financial Officer of AltaGas effective May 1, 2006, to focus her attention on her role as President and Chief Executive Officer of AltaGas Utility Group Inc. Ms. Newson remains a Senior Vice President of the Trust. Richard M. Alexander joined the Trust as Senior Vice President Finance and Chief Financial Officer on May 1, 2006.

SUBSEQUENT TO THE FIRST QUARTER, ALTAGAS:

- Announced the formation of a limited partnership to develop a portfolio of power projects in North America. Initially, GreenWing Energy Development Limited Partnership will hold 10 proposed wind projects, representing the potential to develop a total capacity of approximately 800 MW.

- Announced it has committed approximately $16 million of capital expenditures to date in 2006 in response to continued high levels of drilling activity in many of AltaGas' field gathering and processing locations. Of this capital, $9 million is to increase throughput at the Prairie River Gas Plant by up to 10 Mmcf/d beginning in the third quarter of 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated May 10, 2006 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited Consolidated Financial Statements of the Trust for the three-month period ended March 31, 2006 and the Notes thereto and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2005.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward- looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual

results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004, the securityholders of ASI voted in favour of a plan of arrangement to reorganize the business of ASI into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) or AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust indirectly held through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by ASI. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership and AltaGas Pipelines Partnership, as well as AltaGas Utilities Inc. (collectively the operating subsidiaries). AltaGas Utilities Inc. was owned by the Trust until the November 17, 2005 spin-out of the Natural Gas Distribution (NGD) segment. The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas LP#1, from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. The Trust targets to pay substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions made to unitholders.

The Trust commenced monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004. AltaGas pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or, in each case, the following business day if the payment date or record date falls on a weekend or holiday.

The Trust's monthly cash distribution was increased to $0.16 per unit, an increase of 7 percent from $0.15 per unit, payable to unitholders of record on August 25, 2005.

On March 1, 2006, the Trust's monthly cash distribution was increased to $0.165 per unit payable to unitholders of record on March 27, 2006. During first quarter 2006, AltaGas declared cash distributions of $0.485 per unit, amounting to $26.6 million, compared to $0.45 per unit ($24.0 million) in first quarter 2005.

In addition to the cash distributions, on November 17, 2005 the Trust completed the spin-out of its 100 percent owned subsidiary AltaGas Utility Group Inc. (Utility Group), as a separate, publicly traded corporation. As part of the spin-out, the Trust distributed one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005.

The following table summarizes AltaGas' dividend and distribution declaration history since 2003[1]:

($ per unit)	**2006**	2005	2004	2003
First quarter	**$ 0.485**	$ 0.45	$ 0.11	$ 0.08
Second quarter		0.45	0.30	0.08
Third quarter		0.47	0.45	0.11
Fourth quarter		0.48	0.45	0.11
Distribution of shares[2]		0.54	-	-
	$ 0.485	$ 2.39	$ 1.31	$ 0.38

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. The trust conversion occurred in May 2004 and monthly distributions were declared to unitholders beginning in May 2004.

(2) One share of Utility Group was issued for every 13.9592 trust units held on November 14, 2005.

On May 20, 2004, AltaGas adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas LP#1, and AltaGas LP#2. DRIP participation generated $9.4 million in new equity through the issuance of 0.3 million trust units for the quarter ended March 31, 2006. By March 31, 2006, the DRIP had contributed a total of $47.2 million of new equity and 2.0 million new units. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

Consolidated Financial Results	Three months ended March 31	
($ millions)	**2006**	2005
Revenue	**377.7**	353.0
Net revenue[1]	**79.1**	79.4
EBITDA[1]	**46.1**	46.3
Operating income[1]	**35.0**	34.2
Net income	**28.6**	27.6
Total assets	**1,013.5**	1,088.4
Total long-term liabilities	**353.1**	308.2
Net additions to (disposals of) capital assets	**17.0**	(1.1)
Cash flows		
Funds generated from operations[1]	**41.6**	31.1
Distributable cash[1]	**40.0**	29.7
Distributions paid[2]	**26.3**	24.0

($ per unit, basic)		
EBITDA[1]	**0.84**	0.87
Net income	**0.52**	0.52
Cash flows		
Funds generated from operations[1]	**0.76**	0.58
Distributable cash[1]	**0.73**	0.56
Distributions paid[2]	**0.48**	0.45
Units outstanding (millions)		
Weighted average number of units outstanding for the period (basic)	**54.8**	53.4
End of period	**54.9**	53.7

(1) Non-GAAP financial measure. See discussion in the following section of the MD&A.

(2) Distributions paid of $0.16 per unit per month commencing in September 2005. From June 2004 to August 2005 distributions of $0.15 per unit per month were paid. On March 1, 2006 AltaGas declared a distribution of $0.165 per unit, to be paid on April 17, 2006.

CONSOLIDATED FINANCIAL REVIEW

Net income for the three months ended March 31, 2006 was $28.6 million, ($0.52 per unit), compared to $27.6 million ($0.52 per unit) for the three months ended March 31, 2005. The increase in net income was due to higher prices received on power volumes sold, lower power transmission costs, lower interest expense, growth in the Field Gathering and Processing (FG&P) segment and higher natural gas liquids fractionation spreads (frac spreads), partially offset by higher taxes. Results in first quarter 2005 included an after-tax gain of $7.9 million on the sale of Taylor units and the contribution from the NGD segment that was spun-out in fourth quarter 2005. The weighted average number of units outstanding in first quarter 2006 was 54.8 million, compared to 53.4 million units outstanding in the same quarter last year.

Funds generated from operations for the first quarter of 2006 were $41.6 million, compared to $31.1 million in the same quarter last year. The increase was due to stronger operating results in first quarter 2006 compared the same period last year. The proceeds from the sale of Taylor units in 2005 were reported as an investing activity.

On a consolidated basis, net revenue for the three months ended March 31, 2006 was $79.1 million, compared to $79.4 million in the same period in 2005. The first quarter 2005 net revenue included $9.2 million from the gain on the sale of the Taylor units, and $11.8 million from the operations of the NGD business spun-out in late 2005. After removing the impact of these 2005 items, first quarter 2006 net revenue increased $20.7 million, or 35 percent, over net revenue in the first quarter of 2005. This increase was due to higher power prices received on power sold and lower transmission costs in the Power Generation segment, higher operating cost recoveries, expansions and acquisitions in the FG&P segment and higher frac spreads.

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expenses for the first three months of 2006 were $33.0 million, compared to $33.1 million for the same period in 2005. The spin-out of the NGD segment in fourth quarter 2005 decreased operating and administrative expenses, but the reduction was offset by higher costs resulting from growth in operations, and higher costs incurred to meet new certification requirements for reporting issuers mandated by the Canadian Securities Administrators.

Amortization expense for first quarter 2006 decreased to $11.1 million from $12.1 million in the same quarter last year. The reduction from the spin-out of the NGD segment was partially offset by increases due to the growth in capital assets resulting from acquisitions and internal expansion projects, and higher depletion expense related to the Trust's oil and gas properties.

Interest expense for the three months ended March 31, 2006 was $3.3 million, a decrease of $1.8 million from $5.1 million in the same period in 2005. The decrease was due to a lower average debt balance of $274 million (first quarter 2005 - $351 million) as a result of using the proceeds of the November 17, 2005 spin-out of the NGD segment to repay $85.4 million of debt, and of higher funds generated from operations in the quarter. Also contributing to the lower interest expense was a lower average borrowing rate of 4.9 percent in first quarter 2006, compared to 5.9 percent in the same period last year, driven by the 2005 refinancing of term debt at lower rates.

In the first three months of 2006 the Trust recorded income tax expense of $3.1 million compared to $1.5 million in the same period in 2005. The increase in income tax expense was due to higher net income reported in first quarter 2006 compared to the same quarter last year, as well as the 2005 effective tax rates being reduced by the Taylor capital gain reported in first quarter 2005. Income tax expense in first quarter 2005 included $1.2 million related to the NGD segment.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Net Revenue	Three months ended March 31	
($ millions)	**2006**	2005
Net revenue	**79.1**	79.4
Add: cost of sales	**298.6**	273.6
Revenue (GAAP financial measure)	**377.7**	353.0

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue is a better measure of business performance than revenue, as changes in the market price of power and natural gas purchased for resale and shrinkage affect both revenue and the cost of sales.

Operating Income	Three months ended March 31	
($ millions)	**2006**	2005
Operating income	**35.0**	34.2
Deduct: Interest	**(3.3)**	(5.1)
Income taxes	**(3.1)**	(1.5)
Net income (GAAP financial measure)	**28.6**	27.6

EBITDA

($ millions)		Three months ended March 31 2006	2005
EBITDA		**46.1**	46.3
Deduct:	Amortization	**(11.1)**	(12.1)
	Interest	**(3.3)**	(5.1)
	Income taxes	**(3.1)**	(1.5)
Net income (GAAP financial measure)		**28.6**	27.6

EBITDA is provided to assist in understanding the Trust's ability to generate cash and cover interest payments.

Funds Generated from Operations

($ millions)	Three months ended March 31 2006	2005
Funds generated from operations	**41.6**	31.1
Deduct: Net change in non-cash working capital and asset retirement expenditures	**(15.9)**	(15.0)
Cash from operations (GAAP financial measure)	**25.7**	16.1

Funds generated from operations is provided to assist in determining the Trust's ability to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital and asset retirement expenditures in the period.

Distributable Cash

($ millions)		Three months ended March 31 2006	2005
Distributable cash flow		**40.0**	29.7
Add (deduct):	Maintenance capital expenditures	**1.6**	1.4
	Net change in non-cash working capital and asset retirement expenditures	**(15.9)**	(15.0)
Cash from operations (GAAP financial measure)		**25.7**	16.1

The Trust's distributable cash flow is equal to consolidated funds generated from operations before changes in non-cash working capital and asset retirement expenditures, after providing for maintenance capital expenditures. Distributable cash flow is not a defined performance measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash flow is a main performance measure used by management and investors to evaluate performance of the Trust and its operating subsidiaries.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income

($ millions)	Three months ended March 31 2006	2005
Field Gathering and Processing	**6.9**	5.6
Extraction and Transmission	**8.3**	8.1
Power Generation	**22.8**	8.1
Energy Services	**0.6**	1.8
Natural Gas Distribution	**-**	5.2
Corporate	**(3.6)**	5.4
	35.0	34.2

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes the field gathering and processing facilities, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results

($ millions)	Three months ended March 31 **2006**	2005
Revenue	**34.5**	30.6
Net revenue	**31.9**	28.0
Operating and administrative expense	**19.3**	17.3
Amortization expense	**5.7**	5.1
Operating income	**6.9**	5.6

Operating Statistics

	Three months ended March 31 **2006**	2005
Capacity (Mmcf/d)(1)	**1,002**	901
Throughput (gross Mmcf/d)(2)	**570**	558
Capacity utilization (percent)(1)	**57**	62
Average working interest (percent)(1)	**90**	90

(1) As at March 31.

(2) Average for the period.

Results of Operations

In first quarter 2006 operating income in the FG&P segment increased to $6.9 million from $5.6 million in the same quarter last year. The increase was due to the additions and expansions of facilities including Blair Creek, Clear Prairie, Princess, Marten Creek and Iron Creek in late 2005 and early 2006, and the receipt in 2006 of approximately $1 million from take-or-pay contractual provisions, partially offset by planned and unplanned downtime at Bantry and upstream disruptions at Rainbow Lake. An equalization adjustment of $0.7 million reduced operating expenses in first quarter 2005.

Utilization reported in first quarter 2006 was 57 percent, compared to the 62 percent reported in the same quarter last year. The first quarter 2006 start-up of Princess and Clear Prairie increased the March 31, 2006 period-end capacity, but the facilities were not on-stream at normal operating levels for the full quarter, and consequently contributed to the decline in first quarter utilization. Volumes at these facilities are expected to ramp up throughout the remainder of the year. Also contributing to the utilization decline in first quarter 2006 were planned and unplanned downtime at Bantry and third-party disruptions at Rainbow Lake, both of which are expected to resume normal operations during the second quarter of this year.

FG&P revenue for the three months ended March 31, 2006 was $34.5 million, compared to $30.6 million in 2005. Net revenue increased to $31.9 million in first quarter 2006, from $28.0 million in the same period in 2005. The increases were due to higher operating cost recoveries, increased throughput from expansions and additions, the receipt of payments from take-or-pay contractual provisions, and higher commodity prices, partially offset by downtime at the Bantry facility and upstream disruptions at Rainbow Lake.

Operating and administrative expenses in first quarter 2006 were $19.3 million, compared to $17.3 million in the same quarter last year. New facilities and expansions of existing facilities, and a $0.7 million positive equalization adjustment recorded in the first quarter last year contributed to the year over year increase in operating and administrative expense.

Amortization expense in the first quarter was $5.7 million compared to $5.1 million in the same quarter last year due to amortization of new plants at Blair Creek, Princess, Clear Prairie, and of other capital additions in 2005 and early 2006.

Operating income as a percentage of net revenue in the FG&P segment in first quarter 2006 was 22 percent, compared to 20 percent in the same quarter in 2005. The increase was a result of continued strong volumes in the segment.

Outlook

AltaGas expects that 2006 FG&P results will continue to benefit from 2005 acquisitions and expansions. Repairs and maintenance projects underway at Bantry are expected to be completed during the second quarter of this year and volumes at Rainbow Lake are expected to return to normal levels as producers' upstream issues are resolved. Utilization rates are expected to increase over the course of the year to levels closer to AltaGas' historical rates. The expansion at Prairie River, and equipment modifications resulting in throughput increases at Iron Creek and Rainbow Lake announced in the second quarter of 2006 are expected to begin contributing to earnings during the third quarter of 2006.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission segment includes ethane and natural gas liquids (NGL) extraction plant interests and transmission pipelines.

Financial Results

	Three months ended March 31	
($ millions)	**2006**	2005
Revenue	**36.1**	42.8
Net revenue	**14.4**	13.7
Operating and administrative expense	**4.2**	3.8
Amortization expense	**1.9**	1.8
Operating income	**8.3**	8.1

Operating Statistics

	Three months ended March 31	
	2006	2005
Inlet capacity (Mmcf/d)(1)	**539**	539
Production (Bbls/d)(2)	**19,403**	21,103
Transmission volumes (Mmcf/d)(2)(3)	**400**	429

(1) As at March 31.

(2) Average for the period.

(3) Excludes condensate pipeline volumes.

Results of Operations

Operating income in Extraction and Transmission (E&T) was $8.3 million in first quarter 2006 compared to $8.1 million in the same quarter last year. The increase was due to higher frac spreads in the extraction business. The lower volumes produced and transported in the quarter resulted in minimal impact to financial results due to the contractual arrangements in place.

Revenue in the E&T segment in first quarter 2006 was $36.1 million compared to $42.8 million in the same quarter last year, with the decline related to purchasing arrangements associated with shrinkage gas. Net revenue was $14.4 million compared to $13.7 million in the same quarter last year. The increase in net revenue in first quarter 2006 was mainly due to higher operating cost recoveries associated with incremental power costs and higher frac spreads. In first quarter 2005, the Provident-operated Empress plant experienced a gear box malfunction that resulted in lower ethane recovery efficiency and hence lower production. In first quarter 2006 the higher operating cost recovery reflected the increase in the reimbursement of costs for incremental power consumed by operating at a higher ethane recovery mode than in the first quarter of 2005.

Operating and administrative expense in the Extraction and Transmission segment in first quarter 2006 was $4.2 million compared to $3.8 million in the same quarter last year. The increase was mainly due to higher power costs that were offset by the higher operating cost recoveries discussed above. The increase in power costs in the extraction business was partially offset by lower National Energy Board (NEB) costs in the quarter as a result of two years of NEB charges billed in 2005.

Amortization in the Extraction and Transmission segment in the first quarter 2006 was relatively flat at $1.9 million compared to $1.8 million in the same period last year.

In the extraction business, average ethane and NGL volumes extracted decreased to 19,403 Bbls/d in first quarter 2006 from 21,103 Bbls/d in the same quarter last year, mainly due to lower ethane recoveries and lower inlet volumes. The Edmonton Ethane Extraction plant experienced a temporary loss in plant efficiency during the quarter and there was lower market demand at AltaGas' Joffre extraction facility. This volume decrease was somewhat offset by higher ethane and NGL volumes at the Empress Provident facility due to the increase in ethane recovery efficiency. As a result of AltaGas' commercial arrangements, fluctuations in ethane volumes had minimal impact on financial results. NGL volumes were down slightly, mainly at the Bantry fractionator connected to the Bantry facility, which experienced some downtime in the first quarter of 2006.

In the transmission business, volumes were lower in first quarter 2006 compared to first quarter last year primarily due to lower throughput on the Cold Lake system and the Suffield system where throughput was at a historical high in 2005. Financial results were not affected by these lower volumes due to contractual arrangements in place that guarantee revenue based on a volume commitment.

Operating income as a percentage of net revenue in the E&T segment in first quarter 2006 was 58 percent, compared to 59 percent in the same quarter in 2005. The decrease was due to higher net revenue that resulted from higher operating cost recovery, with no impact to operating income.

Outlook

The E&T segment is expected to continue to deliver strong performance and predictable and stable returns similar to those in 2005, due to the combination of commercial arrangements in place and the return to normal operations at EEEP. Earnings have the potential to increase slightly should frac margins continue at the levels experienced in the first quarter.

POWER GENERATION

The Power Generation segment comprises power purchase arrangements and gas-fired peaking plants.

Financial Results

($ millions)	Three months ended March 31 **2006**	2005
Revenue	**51.7**	40.3
Net revenue	**24.9**	10.4
Operating and administrative expense	**0.3**	0.5
Amortization expense	**1.8**	1.8
Operating income	**22.8**	8.1

Operating Statistics

	Three months ended March 31 **2006**	2005
Volume of power sold (thousands of MWh)	**842**	853
Average price received on the sale of power ($/MWh)[1]	**61.41**	47.24
Alberta Power Pool average spot price ($/MWh)[1]	**56.76**	45.90

(1) Average for the period.

Results of Operations

Operating income for the Power Generation segment was $22.8 million in first quarter 2006, compared to $8.1 million in the same quarter last year. The increase was primarily due to higher power prices received and lower transmission costs incurred.

Net revenue for the Power Generation segment increased to $24.9 million in first quarter 2006 from $10.4 million in the first quarter last year, due to higher average prices received on the sale of power. The average price received reflected the impact of entering into forward financial sales contracts at higher contracted prices than in 2005, as well as the effect of higher prices on spot market sales for the unhedged portion of power and to lower transmission costs. As a result, operating income as a percentage of net revenue has increased to 92 percent in the first quarter of 2006 from 78 percent in the same quarter in 2005.

Operating, administrative and amortization expenses were similar in the first quarters of both 2006 and 2005.

Outlook

Management expects results in the Power Generation segment to continue to benefit from strong power prices on hedged volumes for the remainder of the year. Contributions from the Power Generation segment for the year are expected to be significantly above last year despite the expiration of the Genesee power strip contract on March 31, 2006.

The second quarter results are expected to be above the same quarter last year, but are not expected to be as strong as in first quarter 2006 due to lower hedged and spot prices, and the expiration of the Genesee capacity.

ENERGY SERVICES

The Energy Services segment includes the energy management, gas services and oil and gas production businesses. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results

($ millions)	Three months ended March 31 2006	2005
Revenue	**273.0**	243.3
Net revenue	**6.1**	6.1
Operating and administrative expense	**4.4**	3.4
Amortization expense	**1.1**	0.9
Operating income	**0.6**	1.8

Operating Statistics

	Three months ended March 31 2006	2005
Energy management service contracts[(1)]	**1,274**	449
Average wholesale volumes marketed (GJ/d)[(2)]	**310,767**	342,275

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period.

Results of Operations

Operating income in the Energy Services segment was $0.6 million in first quarter 2006 compared to $1.8 million in first quarter 2005. The decrease was primarily due to higher operating and allocated administrative costs in first quarter 2006, lower production volumes and higher depletion rates in oil and gas production.

Net revenue for the Energy Services segment was $6.1 million in first quarter 2006 and 2005. Net revenue increased as a result of the acquisition of iQ2 in fourth quarter 2005, but the increase was offset by the absence of a storage optimization arrangement that ended in March 2005, and lower production volumes due to reserve depletions.

Operating and administrative expense for the Energy Services segment was $4.4 million in first quarter 2006 compared to $3.4 million in the same quarter in 2005. The increase was due to the iQ2 acquisition, higher expenses for shared services as a result of a change in the method used to allocate such costs, and a partial settlement received in first quarter 2005 related to a gas marketing contract.

Amortization expense increased to $1.1 million in the three months ended March 31, 2006 from $0.9 million in the same period in 2005. The increase was primarily due to higher depletion and depreciation rates in oil and gas production.

Operating income as a percentage of net revenue has declined to 10 percent in first quarter 2006 from 30 percent in the same quarter in 2005. This decline was due to higher costs and to non-recurring credits in first quarter 2005, and to a decline in production volumes in 2006.

Outlook

The Energy Services segment is expected to deliver improving operating income over the remainder of the year, driven by growth in energy management fees, and margins on locked-in fixed-price supply contracts.

NATURAL GAS DISTRIBUTION

The NGD segment included AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited. On November 17, 2005, the Trust spun out its NGD business as a separate, publicly traded company.

Financial Results

($ millions)	Three months ended March 31 2006	2005
Revenue	-	46.4
Net revenue	-	11.8
Operating and administrative expense	-	4.6
Amortization expense	-	2.0
Operating income	-	5.2

Operating Statistics[1]

	Three months ended March 31 2006	2005
Volume of natural gas distributed		
Sales (Bcf)	-	5.4
Transportation (Bcf)	-	2.6
Degree day variance (percent)[2]	-	(1.8)
Number of customers[3]	-	60,638

(1) AltaGas Utilities Inc. only.

(2) Variance from 20-year average. Positive variances are favourable.

(3) At March 31.

Through a series of transactions, the Trust's ownership interest in Utility Group, the holding company of the former NGD segment, was reduced to 26.7 percent. Prior to these transactions the operations and financial results of the NGD segment were consolidated by the Trust. Subsequent to November 17, 2005, the Trust accounts for its ownership interest in Utility Group as an equity investment, recognizing its share of net income or loss as equity income in the Corporate segment using the equity method of accounting.

CORPORATE

The Corporate segment includes the cost of providing corporate services, and investments in public and private entities, corporate assets and general corporate overhead.

Financial Results

($ millions)	Three months ended March 31 2006	2005
Revenue	**2.1**	9.9
Operating and administrative expense	**5.1**	4.0
Amortization expense	**0.6**	0.5
Operating income	**(3.6)**	5.4

Results of Operations

The net cost of the Corporate segment was $3.6 million for the first quarter in 2006, compared to operating income of $5.4 million in the same quarter last year, as a result of the gain reported due to the 2005 sale of units of Taylor. In first quarter 2006, equity income reported from the investment in Utility Group was $0.8 million and for Taylor was $1.2 million. The income reported from the Taylor investment included a true-up adjustment of $0.5 million. Earnings from investments were more than offset by the administrative costs and amortization related to corporate functions.

Operating and administrative expenses were $5.1 million for first quarter 2006 compared to $4.0 million in the same quarter last year. The increase in Corporate administrative costs reflected higher costs to support the growth of the Trust and, like most public entities, the Trust is incurring significant costs to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. In first quarter 2006, costs to comply with certification requirements were approximately $0.7 million compared to $nil in 2005.

Amortization expense of Corporate assets was $0.6 million in the quarter ended March 31, 2006 compared to $0.5 million in the same quarter last year.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENTLY COMPLETED QUARTERS

($ millions)	**Q1-06**	Q4-05(3)	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04
Net revenue(1)	**79.1**	78.7	71.3	67.5	79.4	74.2	60.6	59.1
Operating income(1)	**35.0**	29.0	22.9	22.0	34.2	29.4	23.4	17.6
Net income	**28.6**	26.4	17.2	19.1	27.6	25.8	17.1	11.9

($ per unit)	**Q1-06**	Q4-05(3)	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04
Net income								
Basic	**0.52**	0.48	0.32	0.35	0.52	0.49	0.33	0.25
Diluted	**0.52**	0.48	0.32	0.35	0.52	0.48	0.33	0.25
Dividends/distributions declared(2)(3)	**0.485**	0.48	0.47	0.45	0.45	0.45	0.45	0.30

(1) *Non-GAAP financial measure. See "Non-GAAP Financial Measures".*

(2) *The distributions for the second quarter of 2004 are for the period starting May 1, 2004, the effective date of the inception of the Trust. Prior to May 1, 2004 ASI declared quarterly dividends from the first quarter of 2001 through the first quarter of 2004.*

(3) *Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's conversion to a trust; its internal growth; acquisitions; a favourable business environment including generally increasing power prices in Alberta; seasonality in the NGD business; and asset dispositions.

The conversion to a trust was effective May 1, 2004. Operating performance improvements, acquisitions, gains on asset dispositions and a positive income tax impact resulting from the reorganization into a trust contributed to period-over-period improvements in the results.

Significant items that impacted individual quarterly earnings were as follows:

- Second quarter 2004 net income included $2.4 million in non-cash compensation expense recorded as the result of all outstanding unvested employee trust unit options vesting effective May 1, 2004, and trust conversion costs of $3.5 million, partially offset by lower income tax expense resulting from the conversion to a trust;

- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 2/3 percent interest in EEEP from BP Canada Energy Resources Company;

- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million;

- Net income for the first quarter of 2005 included a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor;

- Second quarter 2005 net income included an after-tax loss of $0.5 million related to the Trust's ownership interest in Taylor; and

- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2 million lower due to owning 100 percent of the NGD segment for only 6 weeks in the quarter. Results were also impacted by higher prices received for power sold and lower interest expense.

- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting polices remain unchanged from December 31, 2005. For further information on these policies refer to the Notes to the Consolidated Financial Statements in AltaGas' 2005 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the Notes to the Consolidated Financial Statements for the year ended December 31, 2005. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2005 Annual Report.

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the Power Generation segment and with respect to interest rates on debt.

Commodity Risk

The Power Generation segment results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $6.22/MWh to $623.56/MWh in first quarter 2006, the average spot price for the quarter was $56.76/MWh.

Through the use of financial hedges on that portion of its 2006 power portfolio that management deemed optimal, AltaGas moderated the impact of this volatility on its business.

Interest Rate Risk

AltaGas reduces the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At March 31, 2006 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank debt of $150.0 million. Including AltaGas' medium-term notes and capital leases, the rate has been fixed on 93 percent of AltaGas' debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering and proceeds from the November 2005 NGD spin-out being applied to floating-rate debt.

INVESTED CAPITAL

During first quarter 2006, AltaGas acquired $18.5 million of capital assets and long-term investments, compared to $6.1 million in the previous year. Growth capital accounted for $16.3 million and included the Bear Mountain wind power project, and FG&P expansions at Clear Prairie, Princess, Rainbow Lake and Iron Creek.

AltaGas categorizes its invested capital into maintenance, growth and administrative.

Maintenance capital projects totalling $1.6 million in first quarter 2006 ($1.4 million in first quarter 2005) were undertaken mainly in the FG&P segment. Also spent in first quarter 2006 was $0.6 million ($0.7 million in 2005) on administrative capital, including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

For the three months ended March 31, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	15.0	0.4	1.2	0.2	0.5	17.3
Long-term investments and other assets	-	-	-	-	1.2	1.2
	15.0	0.4	1.2	0.2	1.7	18.5
Disposals:						
Capital assets	(0.3)	-	-	-	-	(0.3)
	(0.3)	-	-	-	-	(0.3)
Net invested capital	14.7	0.4	1.2	0.2	1.7	18.2

For the three months ended March 31, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	1.3	0.2	-	0.1	-	1.6
Growth	13.7	0.1	1.2	-	1.3	16.3
Administrative	-	0.1	-	0.1	0.4	0.6
	15.0	0.4	1.2	0.2	1.7	18.5
Disposals	(0.3)	-	-	-	-	(0.3)
Net invested capital	14.7	0.4	1.2	0.2	1.7	18.2

For the three months ended March 31, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Capital assets	2.4	-	-	0.2	1.9	1.5	6.0
Long-term investments and other assets	-	-	-	-	0.1	-	0.1
	2.4	-	-	0.2	2.0	1.5	6.1
Disposals:							
Capital assets	(7.1)	-	-	-	-	-	(7.1)
Long-term investments and other assets	-	-	-	-	(0.1)	(3.8)	(3.9)
	(7.1)	-	-	-	(0.1)	(3.8)	(11.0)
Net invested capital	(4.7)	-	-	0.2	1.9	(2.3)	(4.9)

For the three months ended March 31, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Maintenance	0.5	0.1	-	0.2	0.6	-	1.4
Growth	1.7	(0.1)	-	-	1.4	1.0	4.0
Administrative	0.2	-	-	-	-	0.5	0.7
	2.4	-	-	0.2	2.0	1.5	6.1
Disposals	(7.1)	-	-	-	(0.1)	(3.8)	(11.0)
Net invested capital	(4.7)	-	-	0.2	1.9	(2.3)	(4.9)

LIQUIDITY AND CAPITAL RESOURCES

AltaGas expects that 2006 funds from operations will be sufficient to meet the Trust's distributions to unitholders and the majority of its budgeted maintenance and growth capital. The balance of its budgeted growth capital and a certain amount of unbudgeted acquisitions will be financed through the DRIP and existing bank lines. At this time AltaGas does not reasonably expect any presently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash.

Cash from Operations

The cash from operations reported on the Consolidated Statements of Cash Flows was $25.7 million for the quarter ended March 31, 2006, up 60 percent from $16.1 million in 2005. The increase was due to the strong results from operations in the quarter.

There was a working capital surplus of $19.8 million as at March 31, 2006 compared to a deficit of $2.8 million at the end of December 2005 as a result of working capital changes in the normal course of business.

Funds generated from operations, before giving effect to changes in working capital and asset retirement expenditures, increased to $41.6 million for the three months ended March 31, 2006, from $31.1 million for the three months ended March 31, 2005. The growth in funds generated from operations is more representative of the cash from the ongoing operations of the business than is the cash from operations reported on the Consolidated Statements of Cash Flows.

Investing Activities

In first quarter 2006, the Trust used cash for investing activities of $22.5 million compared to generating cash of $13.9 million from investing activities in 2005. The cash invested in 2005 was offset by cash proceeds of $12.8 million received on the first quarter 2005 disposition Taylor units and proceed of approximately $4.8 million on the disposition of the Winefred assets.

Financing Activities

Cash used for financing activities was $4.2 million during the quarter ended March 31, 2006, a decrease of $26.6 million from the $30.8 million in 2005 primarily as a result of the reduction in long-term debt balances in first quarter 2006 compared to first quarter 2005.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At March 31, 2006 AltaGas had total debt outstanding of $281.7 million up from $269.0 million as at December 31, 2005. As of March 31, 2006, the Trust had $100.0 million in medium-term notes (MTNs) outstanding and had access to prime loans, bankers' acceptance and letters of credit through bank lines totaling $425.0 million. As at March 31, 2006 the Trust had drawn bank debt of $168.0 million and letters of credit outstanding of $37.8 million.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus under which it may issue up to an aggregate of $500.0 million of trust units or debt securities over a 25-month period. On August 30, 2005, $100.0 million of five-year MTNs were issued with a coupon of 4.41 percent.

As an income trust, in 2004 AltaGas targeted a debt-to-total-capitalization ratio of between 45 to 50 percent. Subsequent to the NGD spin-out in November 2005, AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total-capitalization ratio as at March 31, 2006 increased to 36.5 percent from 36.0 percent at December 31, 2005.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a stable trend. Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a stable outlook, and the senior unsecured debt at BBB-. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of the Trust's distribution stream when compared to other rated Canadian income trusts.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2005. Management has determined that with respect to continuing operations, AltaGas' market, financial and counterparty risks remain substantially unchanged since December 31, 2005.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in ASI for trust units and eligible securityholders also received exchangeable units that are exchangeable into trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At April 30, 2006 the Trust had 53,038,266 trust units and 2,092,583 exchangeable units outstanding and a market capitalization of $1.6 billion based on a closing trading price on April 28, 2006 of $29.18 per trust unit. At April 30, 2006 there were 370,550 options outstanding and 52,000 options exercisable under the terms of the unit option plan.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

CONTRACTUAL OBLIGATION

There have been no material changes to AltaGas' contractual obligations since December 31, 2005. For further information on contractual obligations, refer to the MD&A in AltaGas' 2005 Annual Report.

RELATED PARTIES

The Trust sold $37.9 million of natural gas to, and incurred gas transportation costs of $143,000 charged by, Utility Group during the three months ended March 31, 2006. The Trust also paid management fees of $133,000 to, and received management fees of $78,000 from, Utility Group for administrative services. In addition, the Trust purchased $142,000 of natural gas from a one-third owned joint venture.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $20,000 were made in first quarter 2006 (first quarter 2005 – $20,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Act (Ontario) is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In accordance with Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), management carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of March 31, 2006 to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in the Ontario Securities Commission's rules and forms.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The Trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

SUBSEQUENT EVENTS

On April 4, 2006, AltaGas Income Trust and GreenWing Energy Management Ltd. announced the formation of a limited partnership to develop a portfolio of power projects in North America. Initially, GreenWing Energy Development Limited Partnership will hold 10 proposed wind projects, representing the potential to develop a total capacity of approximately 800 MW.

On April 10, 2006, the proposed rate reduction of 1.5 percent in the corporate tax rate in Alberta received first reading in the legislature. The impact to AltaGas of this rate decrease is an estimated future income tax recovery of approximately $2 million, which will be recorded in the Trust's second quarter 2006 financial statements.

On April 27, 2006, at the Annual and Special Meeting of the Trust, the Trust's unitholders and holders of exchangeable units approved certain amendments to the Trust's unit option plan, including the increase of the maximum number available for grant under the plan to 10 percent of the aggregate of the outstanding Trust units and exchangeable units.

Consolidated Balance Sheets

SEC File # 82-34911

($ thousands)	March 31 2006	December 31 2005
ASSETS	(unaudited)	
Current assets		
Cash and cash equivalents	$ 10,678	$ 11,685
Accounts receivable	161,389	220,684
Inventory	72	95
Customer deposits	12,911	15,371
Other	5,176	4,421
	190,226	252,256
Capital assets	653,290	645,442
Energy services arrangements, contracts and relationships	109,105	110,850
Goodwill	18,860	18,860
Long-term investments and other assets	42,065	40,921
	$ 1,013,546	$ 1,068,329
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 141,381	$ 215,601
Distributions payable to unitholders	9,073	8,744
Short-term debt	7	2,710
Current portion of long-term debt	1,090	1,071
Customer deposits	12,911	15,371
Other	5,995	11,586
	170,457	255,083
Long-term debt	280,638	265,245
Asset retirement obligations	17,284	16,982
Future income taxes	55,198	52,433
	353,120	334,660
Unitholders' equity *(notes 3 and 4)*	489,969	478,586
	$ 1,013,546	$ 1,068,329

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit and units amounts)	March 31 2006	March 31 2005
REVENUE		
Operating	$ 375,704	$ 343,072
Other *(note 2)*	2,034	9,887
	377,738	352,959
EXPENSES		
Cost of sales	298,639	273,563
Operating and administrative	32,989	33,133
Amortization	11,116	12,055
	342,744	318,751
Operating income	34,994	34,208
Interest expense		
Short-term debt	108	80
Long-term debt	3,213	4,977
Income before income taxes	31,673	29,151
Income tax expense	3,114	1,531
Net income	28,559	27,620
Accumulated earnings, beginning of period	287,107	196,819
Accumulated earnings, end of period	$ 315,666	$ 224,439
Net income per unit *(note 4)*		
Basic	$ 0.52	$ 0.52
Diluted	$ 0.52	$ 0.52
Weighted average numbers of units outstanding (thousands) *(note 4)*		
Basic	54,811	53,445
Diluted	54,920	53,588

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

SEC File # 82-34911

(unaudited)

($ thousands)	March 31 2006	March 31 2005
Cash from operations		
Net income	$ 28,559	$ 27,620
Items not involving cash:		
Amortization	11,116	12,055
Accretion of asset retirement obligations	342	320
Stock based compensation	16	-
Future income tax recovery	2,765	147
Gain on sale of assets and investment transactions	-	(9,206)
Equity income	(2,004)	(681)
Distributions from equity investments	725	740
Other	71	124
Funds generated from operations	41,590	31,119
Asset retirement expenditures	(40)	(145)
Net change in non-cash working capital	(15,890)	(14,832)
	25,660	16,142
Investing activities		
Decrease in customer deposits	2,460	1,729
Acquisition of capital assets	(25,133)	(5,305)
Disposition of capital assets	178	4,831
Acquisition of energy services arrangements and contracts	(17)	-
Acquisition of long-term investments and other assets	-	(136)
Disposition of long-term investments and other assets	-	12,807
	(22,512)	13,926
Financing activities		
Increase (decrease) in short-term debt	(2,703)	196
Increase (decrease) in long-term debt	15,411	(14,884)
Distributions to unitholders	(26,280)	(24,011)
Net proceeds from issuance of units *(note 4)*	9,417	7,946
	(4,155)	(30,753)
Change in cash and cash equivalents	(1,007)	(685)
Cash and cash equivalents, beginning of period	11,685	12,301
Cash and cash equivalents, end of period	$ 10,678	$ 11,616

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the fiscal year ended December 31, 2005. These interim Consolidated Financial Statements for the three months ended March 31, 2006 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements included in the Trust's Annual Report.

2. GAIN ON INVESTMENT

The Trust's investment in Taylor NGL Limited Partnership (Taylor) is accounted for using the equity method. On February 7, 2005 the Trust sold 1.4 million limited partnership units of Taylor for proceeds of $12.8 million, realizing an after-tax gain of $3.9 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units, or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in an after-tax dilution gain of $3.6 million.

3. UNITHOLDERS' EQUITY

	March 31 2006	December 31 2005
Unitholders' capital *(note 4)*	**$ 426,531**	$ 417,114
Contributed surplus	**2,855**	2,839
Accumulated earnings	**315,666**	287,107
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(188,273)**	(161,664)
Distributions of common shares of Utility Group	**(25,696)**	(25,696)
	$ 489,969	$ 478,586

(1) Accumulated distributions paid by the Trust as at March 31, 2006 were $179.2 million (as at December 31, 2005 - $152.9 million).

4. UNITHOLDERS' CAPITAL

Authorized

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#1units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and

- An unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange is at the option *of the unitholder at anytime, and at the option of the Trust should the number of AltaGas LP#2 units outstanding fall* below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust Units Issued and Outstanding:	Number of units	Amount
December 31, 2005	52,505,514	$ 404,854
Units issued for cash on exercise of options	1,500	15
Units issued under DRIP[(1)]	339,208	9,402
Units issued for exchangeable units	48,287	8,107
March 31, 2006	**52,894,509**	**422,378**

(1) Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.

Exchangeable Units Issued and Outstanding:		
December 31, 2005 issued by AltaGas LP#1	2,142,072	12,260
AltaGas LP#1 units redeemed for trust units	(48,287)	(8,107)
March 31, 2006	**2,093,785**	**4,153**
Issued and outstanding March 31, 2006	**54,988,294**	**$ 426,531**

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At March 31, 2006, 3,800,000 units were reserved for issuance under the plan. To March 31, 2006, options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period. On May 1, 2004, subsequent to the establishment of the Trust, all options granted were vested.

At March 31, 2006 outstanding options were exercisable at various dates to the year 2016 (2005 – 2015). Options outstanding under the plan had a weighted average exercise price of $24.59 (2005 - $13.09) and a weighted average remaining term of 9.02 years (2005 – 8.13 years). As at March 31, 2006 the unexpensed fair value of unit option compensation cost associated with future periods was $0.3 million (2005 - $nil).

The following table summarizes information about the Trust's unit options:

	Options Outstanding	
	Number of options	Weighted average exercise price
Units outstanding December 31, 2005	359,200	$ 24.53
Granted	-	-
Exercised	(1,500)	9.88
Cancelled	-	-
Unit options outstanding March 31, 2006	**357,700**	**$ 24.59**
Exercisable at March 31, 2006	**53,500**	**$ 12.23**

A summary of the plan as at March 31, 2006:

	Options Outstanding			Options Exercisable	
	Number outstanding at March 31 2006	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable at March 31 2006	Weighted average exercise price
$5.00 - $7.00	11,000	$ 6.23	4.40	11,000	$ 6.23
$7.01 - $15.50	32,500	10.45	6.90	32,500	10.45
$15.51 – $25.08	142,200	24.26	7.53	10,000	24.62
$25.09 – $29.15	172,000	28.71	9.64	-	-
	357,700	**$ 24.59**	**9.02**	**53,500**	**$ 12.23**

Units outstanding for the three months ended March 31(1)	**2006**	2005
Weighted average number of units – basic	**54,810,866**	53,444,517
Effect of dilutive stock options	**108,819**	143,947
Weighted average number of units – diluted	**54,919,685**	53,588,464

(1) *Includes exchangeable units.*

5. PENSION PLANS AND RETIREMENT BENEFITS

Defined-Contribution Plan

On July 1, 2005 AltaGas implemented a defined-contribution (DC) pension plan for substantially all full-time employees. The DC plan replaced the Group RRSP that had been in effect. The net pension expense recorded for the three months ended March 31, 2006 was $0.3 million. The cost of the Group RRSP for the three months ended March 31, 2005 prior to the implementation of the DC plan was $0.2 million.

Defined-Benefit Plans

On November 17, 2005, AltaGas indirectly disposed of its interest in AltaGas Utilities Inc. through the spin-out of AltaGas Utility Group Inc. Substantially all of the employees of this subsidiary are members of one of two defined-benefit, non-contributory pension plans. On July 1, 2005 there were 11 Trust employees under a defined-benefit, non-contributory pension plan for pre-AltaGas pensionable service. No future service accrues under this plan. The total post-retirement benefit cost recorded in the statement of income for the three months ended March 31, 2006 was $nil (2005 - $0.3 million).

Supplemental Executive Retirement Plan (SERP)

Effective July 1, 2005, the Trust instituted a non-registered, defined-benefit retirement plan which provides defined-benefit pension benefits to eligible executives based on average earnings, years of service and age at retirement.

The SERP benefits will be paid from the general revenue of AltaGas as payments come due. Security will be provided for the SERP benefits through a letter of credit within a Retirement Compensation Arrangement Trust account. No expense was recorded for the cost of SERP benefits for the three months ended March 31, 2006.

6. RELATED PARTY TRANSACTIONS

The Trust sold $37.9 million of natural gas to, and incurred transport costs of $143,000 charged by, AltaGas Utility Group Inc. during the three months ended March 31, 2006. The Trust also paid management fees of $133,000 to, and received

management fees of $78,000 from, AltaGas Utility Group Inc. for administrative services. In addition, the Trust sold $142,000 of natural gas from a one-third owned joint venture to a one-third owned related party.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $20,000 were made in 2006 (2005 – $20,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another three years.

These transactions have been recorded at their exchange amounts.

7. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has six reportable segments. For the period from January 1, 2005 to November 16, 2005, the operating and financial results reflect the consolidated revenues and expenses of the entities that formed the NGD segment, which was spun-off on November 17, 2005. The following describes the reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Extraction and Transmission - ethane and natural gas liquids extraction plants and transmission pipelines;

Power Generation – power purchase arrangements and contracts and gas-fired peaking plants;

Energy Services – gas services and energy management services for natural gas and power, and oil and natural gas reserves and production;

Natural Gas Distribution – natural gas distribution utility business; and

Corporate – the costs of providing corporate services, and investments in public and private entities, corporate assets and general corporate overhead.

The following tables show the breakdown by segment for the three months ended March 31, 2006:

For the three months ended March 31, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 34,513	$ 36,143	$ 51,679	$ 273,051	$ 2,041	$ (19,689)	$ 377,738
Cost of sales	(2,619)	(21,695)	(26,780)	(266,945)	-	19,400	(298,639)
Operating and administrative expenses	(19,279)	(4,213)	(318)	(4,414)	(5,054)	289	(32,989)
Amortization	(5,724)	(1,918)	(1,825)	(1,093)	(556)	-	(11,116)
Operating income	$ 6,891	$ 8,317	$ 22,756	$ 599	$ (3,569)	$ -	$ 34,994
Net additions to:							
Capital assets	$ 14,662	$ 431	$ 1,245	$ 207	$ 505	$ -	$ 17,050
Energy services arrangements, contracts and relationships	$ -	$ -	$ -	$ 17	$ -	$ -	$ 17
Long-term investments and other assets	$ -	$ -	$ -	$ -	$ 1,144	$ -	$ 1,144
Goodwill	$ 815	$ 18,045	$ -	$ -	$ -	$ -	$ 18,860
Segment assets	$ 481,864	$ 234,627	$ 118,210	$ 129,273	$ 49,572	$ -	$1,013,546

For the three months ended March 31, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment Elimination	Total
Revenue	$ 30,604	$ 42,885	$ 40,300	$ 243,256	$ 46,374	$ 9,876	$ (60,336)	$ 352,959
Cost of sales	(2,559)	(29,149)	(29,919)	(237,196)	(34,558)	-	59,818	(273,563)
Operating and administrative expenses	(17,354)	(3,841)	(432)	(3,378)	(4,621)	(4,025)	518	(33,133)
Amortization	(5,067)	(1,825)	(1,824)	(883)	(1,981)	(475)	-	(12,055)
Operating income	$ 5,624	$ 8,070	$ 8,125	$ 1,799	$ 5,214	$ 5,376	$ -	$ 34,208
Net additions to:								
Capital assets	$ (4,745)	$ 43	$ -	$ 211	$ 1,903	$ 1,464	$ -	$ (1,124)
Long-term investments and other assets	$ -	$ -	$ -	$ -	$ -	$ (3,835)	$ -	$ (3,835)
Goodwill	$ 815	$ 18,045	$ -	$ -	$ -	$ -	$ -	$ 18,860
Segment assets	$ 428,798	$241,866	$ 117,456	$ 119,743	$144,819	$ 35,705	$ -	$1,088,387

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

9. SUBSEQUENT EVENTS

On April 4, 2006, AltaGas Income Trust and GreenWing Energy Management Ltd. announced the formation of a limited partnership for the purpose of developing a portfolio of power projects in North America. Initially, GreenWing Energy Development Limited Partnership will hold 10 proposed wind projects, representing the potential to develop a total capacity of approximately 800MW.

On April 10, 2006, the proposed rate reduction of 1.5 percent in the corporate tax rate in Alberta received first reading in the legislature. The impact to AltaGas of this rate decrease is an estimated future income tax recovery of approximately $2 million, which will be recorded in the Trust's second quarter 2006 financial statements.

On April 27, 2006, at the Annual and Special Meeting of the Trust, the Trust's unit holders and holders of exchangeable units approved certain amendments to the Trust's unit option plan, including to increase the maximum number available for grant under the plan to 10 percent of the aggregate of the outstanding Trust units and exchangeable units.

Financial and Operating Information

SEC File # 82-34911

($ millions except as indicated)	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Field Gathering and Processing	**31.9**	33.9	29.6	28.6	28.0
Extraction and Transmission	**14.4**	16.0	14.9	13.4	13.7
Power Generation	**24.9**	18.2	14.9	14.3	10.4
Energy Services	**6.1**	6.3	5.7	5.4	6.1
Natural Gas Distribution[3]	**-**	4.2	6.2	6.8	11.8
Corporate	**2.1**	0.9	0.5	(0.4)	9.9
Intersegment elimination	**(0.3)**	(0.8)	(0.5)	(0.6)	(0.5)
	79.1	78.7	71.3	67.5	79.4
EBITDA[2]					
Field Gathering and Processing	**12.6**	13.0	10.4	10.7	10.7
Extraction and Transmission	**10.2**	8.8	9.7	9.5	9.9
Power Generation	**24.6**	17.7	14.5	13.9	9.9
Energy Services	**1.7**	2.2	2.2	1.6	2.7
Natural Gas Distribution[3]	**-**	2.0	1.6	2.2	7.2
Corporate	**(3.0)**	(3.9)	(3.1)	(3.8)	5.9
	46.1	39.8	35.3	34.1	46.3
Operating Income[2]					
Field Gathering and Processing	**6.9**	7.6	5.2	5.7	5.6
Extraction and Transmission	**8.3**	7.0	7.7	7.6	8.1
Power Generation	**22.8**	15.9	12.7	12.0	8.1
Energy Services	**0.6**	1.8	1.3	0.7	1.8
Natural Gas Distribution[3]	**-**	1.2	(0.5)	0.3	5.2
Corporate	**(3.6)**	(4.5)	(3.5)	(4.3)	5.4
	35.0	29.0	22.9	22.0	34.2
OPERATING RESULTS					
Field Gathering and Processing					
Capacity (gross Mmcf/d)[4]	**1,002**	962	926	916	901
Throughput (gross Mmcf/d)[5]	**570**	573	554	561	558
Capacity utilization (percent)[5]	**57**	60	60	62	62
Extraction and Transmission					
Extraction inlet capacity (Mmcf/d)[4]	**539**	539	539	539	539
Production (Bbls/d)[5]	**19,403**	19,409	18,065	18,883	21,203
Transmission volumes (Mmcf/d)[5][6]	**400**	432	431	434	429
Power Generation					
Volume of power sold (thousands of MWh)[5]	**842**	879	872	862	853
Average price received on the sale of power ($/MWh)[5]	**61.41**	65.05	55.40	50.37	47.24
Alberta Power Pool average spot price ($/MWh)[5]	**56.76**	116.59	66.79	51.46	45.90
Energy Services					
Energy management service contracts[4]	**1,274**	1,243	534	446	449
Average gas volumes marketed (GJ/d)[5]	**310,767**	306,649	299,282	301,416	342,275

(1) *Operating segments were resegmented in 2005.*

(2) *Non-GAAP financial measure.*

(3) *On November 17, 2005 AltaGas spun-out its Natural Gas Distribution segment to AltaGas Utility Group Inc., of which it retains a 26.7 percent interest.*

(4) *As at period end.*

(5) *Average for the period.*



AltaGas
Well connected.

AltaGas Income Trust
Suite 1700, 355 - 4th Avenue S.W., Calgary, Alberta Canada T2P 0J1

www.altagas.ca